                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2001

                                   CELANESE AG
             (Exact name of Registrant as Specified in its Charter)

                              CELANESE CORPORATION
                 (Translation of Registrant's name into English)

                             Frankfurter Strasse 111
                           61476 Kronberg/Ts., Germany
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

                             Form 20-F  X  Form 40-F
                                       ---           ---

     Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                Yes     No  X
                                    ---    ---

     If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-________.

                                   CELANESE AG


On May 15, 2001 Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, issued a press release announcing it is taking action to increase efficiency at some of its Chemical Intermediates, Acetyl Products, and Acetate Products facilities, which is attached as Exhibit 99.1 hereto and incorporated by reference herein.

                                    EXHIBITS

Exhibit No.          Exhibit
-----------          -------
99.1                 Press release dated May 15, 2001
                     announcing it is taking action to increase
                     efficiency at some of its Chemical Intermediates, Acetyl
                     Products, and Acetate Products facilities

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  CELANESE AG
                                  (Registrant)

                                   By:         /s/ P. W. Premdas
                                           -------------------------------
                                   Name :  Perry W. Premdas
                                   Title:  Member of the Management Board
                                           (Chief Financial Officer)




Date: May 15, 2001

                                  EXHIBIT INDEX

Exhibit No.         Exhibit
-----------         -------
99.1                Press release dated May 15, 2001
                    announcing it is taking action to increase
                    efficiency at some of its Chemical Intermediates, Acetyl
                    Products, and Acetate Products facilities